Exhibit 99.1

Contact Information

Ida Yu

Investor Relations Manager

Tel: 86 (21) 6195 9561

Email: ir@htinns.com

http://ir.htinns.com

China Lodging Group, Limited Reports Third Quarter of 2011 Financial Results

•	Net Revenues increased 23.8% year-over-year for the third quarter to RMB626.7 million (US$98.3 million)[1], exceeding the high end of the guidance previously announced

•	Adjusted EBITDA from operating hotels (non-GAAP) was RMB184.2 million (US$28.9 million), representing 29.4% of net revenue

•

Net income attributable to China Lodging Group, Limited was RMB58.2 million (US$9.1 million); adjusted net income attributable to China Lodging Group, Limited (non-GAAP) was RMB63.2 million (US$9.9 million)

•	Diluted earnings per ADS[2] for the quarter was RMB0.94 (US$0.15); adjusted diluted earnings per ADS (non-GAAP) was RMB1.03 (US$0.16)

•	64 new hotels were opened in the third quarter of 2011, increasing hotel count to 580

Shanghai, China, November 10, 2011 – China Lodging Group, Limited (NASDAQ: HTHT) (“China Lodging Group” or the “Company”), a leading and high-growth economy hotel chain operator in China, today announced its unaudited financial results for the third quarter ended September 30, 2011.

Operational Highlights

•

During the third quarter of 2011, the Company opened 64 new hotels, including 33 leased-and-operated hotels and 31 franchised-and-managed hotels. As of September 30, 2011, the Company had 580 hotels in operation, consisting of 314 leased-and-operated hotels and 266 franchised-and-managed hotels. Hotels in operation covered 92 cities in China as of September 30, 2011, increasing from 80 cities at the end of the previous quarter. As of September 30, 2011, the Company had 20 Seasons Hotels and 26 Hi Inns in operation.

[1]

The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on the exchange rate of US$1.00=RMB6. 378 on September 30, 2011 as set forth in H.10 statistical release of the Federal Reserve Board.

[2]	Each ADS represents four of the Company’s ordinary shares.

•	As of September 30, 2011, the Company had a total pipeline of 233 hotels under development, including 88 leased-and-operated hotels and 145 franchised-and-managed hotels.

•

The ADR, or average daily rate, for all hotels was RMB183 in the third quarter of 2011, compared with RMB218 in the third quarter of 2010 and RMB182 in the previous quarter. In Shanghai, the ADR was RMB187 in the third quarter of 2011, decreasing from RMB333 in the third quarter of 2010 due to the absence of one-time benefit of Shanghai Expo. Outside of Shanghai, the ADR was RMB182 in the third quarter of 2011, remaining stable as compared to the third quarter of 2010, as price increase on the same-hotel basis was largely offset by the city mix shifting toward lower tier cities. The sequential increase in overall ADR was mainly due to price increase driven by strong travel demand, especially in tourism destinations during the summer.

•

The occupancy rate for all hotels in operation was 97% in the third quarter of 2011, compared with 95% in the third quarter of 2010 and 93% in the previous quarter. The year-over-year improvement was mainly attributable to our increased brand awareness and successful marketing programs. The sequential increase mainly resulted from increased portion of mature hotels in our portfolio and market rebound in Shanghai area.

•	RevPAR, defined as revenue per available room, was RMB177 in the third quarter of 2011, compared with RMB207 in the third quarter of 2010 and RMB170 in the previous quarter.

•

During the third quarter of 2011, our Shanghai hotels continued to rebound from the post-Expo market weakness. Compared to the same period of 2009, our Shanghai hotels showed 9% appreciation in RevPAR, with an increase of 2% in ADR and 6% in occupancy, despite of a higher percentage of new hotels in the ramping-up stage. As of September 30, 2011, our Shanghai hotels accounted for 17.4% of our total hotel count, compared with 21.7% a year ago

•

For all the hotels which had been in operation for at least 18 months, the same-hotel RevPAR was RMB193 for the third quarter of 2011, compared with RMB214 for the third quarter of 2010, mainly due to the absence of one-time benefit of the Shanghai Expo. Outside of Shanghai, the same-hotel RevPAR increased 6%, with 3.3% increase in ADR and 2.5% increase in occupancy, as a result of our strengthening brand, expanding loyal customer base, and our successful yield management.

•

As of September 30, 2011, HanTing Club had approximately 3.9 million individual members, an increase of 69% from September 30, 2010. The individual members contributed 66% of room nights sold during the third quarter of 2011. Our corporate members contributed another 10% of room nights sold. During the third quarter of 2011, 96% of room nights were sold through our own channels.

“We are delighted to see that the travel market continued to grow quickly in China. Outside of Shanghai, our same-hotel RevPAR appreciation reached 6% for the third quarter of 2011. In Shanghai, our hotels in operation for at least 18 months achieved occupancy of 101%, an increase of 5% from the same period of 2010,” said Mr. Matthew Zhang, Chief Executive Officer of China Lodging Group. “We remain confident that China’s domestic travel will grow robustly, especially in the inland cities. Our penetration into these fast-growing cities well positions us to capture those profitable opportunities.”

Third Quarter of 2011 Financial Results

Total revenues for the third quarter of 2011 were RMB664.5 million (US$104.2 million), representing a 24.2% year-over-year increase and a 14.4% sequential increase. The year-over-year increase was primarily due to our increased number of hotels, partially offset by the absence of one-time benefit from the Shanghai Expo. The sequential increase was mainly due to our expanded network and a higher RevPAR.

Total revenues from leased-and-operated hotels for the third quarter of 2011 were RMB606.1 million (US$95.0 million), representing a 21.8% year-over-year increase and a 14.4% sequential increase.

Total revenues from franchised-and-managed hotels for the third quarter of 2011 were RMB58.4 million (US$9.2 million), representing a 56.8% year-over-year increase and a 14.4% sequential increase.

Net revenues for the third quarter of 2011 were RMB626.7 million (US$98.3 million), representing an increase of 23.8% year-over-year and an increase of 14.4% sequentially.

Hotel operating costs for the third quarter of 2011 were RMB452.6 million (US$71.0 million), compared to RMB311.1 million (US$46.5 million) in the third quarter of 2010 and RMB395.7 million (US$61.2 million) in the previous quarter, representing a 45.5% and 14.4% increase, respectively. Our hotel network expansion, especially the growth in leased-and-operated hotels, was the main driver for the increase in hotel operating costs. The average number of leased-and-operated hotels in operation3 during the third quarter of 2011 increased 53.7% from the same period of 2010 and 10.2% sequentially. Compared to the previous quarter, utility cost increased this quarter due to seasonality. Total hotel operating costs excluding share-based compensation expenses (non-GAAP) for the third quarter of 2011 were RMB452.0 million (US$70.9 million), representing 72.1% of net revenues, compared to 61.4% for the third quarter in 2010 and 72.1% in the previous quarter. The year-over-year increase was mainly driven by the absence of one-time benefit from Shanghai Expo this year, with hotel operating cost per room night remaining largely stable.

[3]	Calculated as (number of leased-and-operated hotels in operation at the beginning of the quarter + number of leased-and-operated hotels in operation at the end of the quarter)/2

Selling and marketing expenses for the third quarter of 2011 were RMB24.9 million (US$3.9 million), compared to RMB20.6 million (US$3.1 million) in the third quarter of 2010 and RMB22.7 million (US$3.5 million) in the previous quarter. Selling and marketing expenses excluding share-based compensation expenses (non-GAAP) for the third quarter of 2011 were RMB24.6 million (US$3.9 million), or 4.0% of net revenues, compared to 4.1% for the third quarter in 2010 and 4.1% for the previous quarter.

General and administrative expenses for the third quarter of 2011 were RMB39.4 million (US$6.2 million), compared to RMB35.2 million (US$5.3 million) in the third quarter of 2010 and RMB42.4 million (US$6.6 million) in the previous quarter. General and administrative expenses excluding share-based compensation expenses (non-GAAP) for the third quarter of 2011 were RMB35.1 million (US$5.5 million), representing 5.6% of net revenues, compared with 6.4% of net revenues in the third quarter of 2010 and 7.1% in the previous quarter.

Pre-opening expenses for the third quarter of 2011 were RMB54.0 million (US$8.5 million), compared to RMB35.5 million (US$5.3 million) in the third quarter of 2010 and RMB46.5 million (US$7.2 million) in the previous quarter. The pre-opening expenses were primarily driven by the number of leased-and-operated hotels under conversion during the period. 33 leased-and-operated hotels were opened during this quarter and another 88 were in the pipeline at the end of the quarter, compared to 13 opened and 76 in the pipeline during the same quarter in 2010, and 22 opened and 90 in the pipeline for the previous quarter.

Income from operations for the third quarter of 2011 was RMB55.9 million (US$8.8 million), compared to income from operations of RMB103.7 million (US$15.5 million) in the third quarter of 2010 and income from operations of RMB40.5 million (US$6.3 million) in the previous quarter. Excluding share-based compensation expenses, adjusted income from operations (non-GAAP) for the third quarter of 2011 was RMB60.9 million (US$9.6 million).

Net income attributable to China Lodging Group, Limited for the third quarter of 2011 was RMB58.2 million (US$9.1 million), compared to net income attributable to China Lodging Group, Limited of RMB88.7 million (US$13.3 million) in the third quarter of 2010 and RMB40.3 million (US$6.2 million) in the previous quarter. Excluding share-based compensation expenses, adjusted net income attributable to China Lodging Group, Limited (non-GAAP) for the third quarter of 2011 was RMB63.2 million (US$9.9 million), compared to adjusted net income attributable to China Lodging Group, Limited (non-GAAP) of RMB92.0 million (US$13.7 million) in the third quarter of 2010 and RMB44.5 million (US$6.9 million) in the previous quarter. The year-over-year decrease in net income was mainly due to the absence of one-time benefit of Shanghai Expo, higher pre-opening expenses and more leased-and-operated hotels in the ramp-up stage, as a result of our accelerated expansion.

In the third quarter of 2011, our leased-and-operated hotels in operation less than 6 months contributed 16% of the leased-and-operated room nights available for sale, compared with 8% for the third quarter of 2010. The sequential improvement in net income was mainly attributable to increased number of mature leased-and-operated hotels in the portfolio and performance improvement in our Shanghai hotels, partially offset by higher pre-opening expenses.

Basic and diluted net earnings per share/ADS. For the third quarter of 2011, basic net earnings per share and diluted net earnings per share were RMB0.24 (US$0.04); basic net earnings per ADS was RMB0.96 (US$0.15) and diluted net earnings per ADS was RMB0.94 (US$0.15). Excluding share-based compensation expenses, adjusted basic net earnings per share (non-GAAP) and adjusted diluted net earnings per share (non-GAAP) for the third quarter of 2011 were RMB0.26 (US$0.04), adjusted basic net earnings per ADS (non-GAAP) was RMB1.04 (US$0.16) and adjusted diluted net earnings per ADS (non-GAAP) was RMB1.03 (US$0.16).

EBITDA (non-GAAP) for the third quarter of 2011 was RMB125.1 million (US$19.6 million), compared with RMB155.0 million (US$23.2 million) in the third quarter of 2010 and RMB104.3 million (US$16.1 million) in the previous quarter. The year-over-year decrease in EBITDA was mainly due to the absence of one-time benefit of Shanghai Expo, higher pre-opening expenses and more leased-and-operated hotels in the ramp-up stage as a result of our accelerated expansion. Excluding share-based compensation expenses and pre-opening expenses, adjusted EBITDA from operating hotels (non-GAAP) for the third quarter of 2011 was RMB184.2 million (US$28.9 million), compared with RMB193.8 (US$29.0 million) for the third quarter of 2010 and RMB155.0 million (US$24.0 million) for the previous quarter. The slight year-over-year decrease was mainly a result of the absence of one-time benefit from Shanghai Expo and more leased-and-operated hotels in the ramp-up stage. The sequential increase was attributable to strong travel demand in the summer, performance improvement in our Shanghai hotels and increased number of mature leased-and-operated hotels in the portfolio.

Hotel income (non-GAAP), which is the difference between net revenues and hotel operating cost, was RMB174.1 million (US$27.3 million) for the third quarter of 2011, compared with RMB194.9 million (US$29.1 million) in the third quarter of 2010 and RMB152.1 million (US$23.5 million) in the previous quarter. The year-over-year decrease of hotel income was mainly attributable to the absence of one-time benefit from Shanghai Expo. For leased-and-operated hotels in operation for at least 6 months, the hotel income was RMB131.2 million (US$20.5 million) during the third quarter of 2011, or 26% of net revenues derived from those hotels. Leased-and-operated hotels in operation for less than 6 months accounted for 16% of leased-and-operated room nights available for sale in the third quarter of 2011. Those hotels derived a hotel loss of RMB3.0 million (US$0.5 million), or 5% of net revenues derived from those hotels this quarter, mainly due to lower revenue achievement of those hotels during their ramp-up stage. For franchised-and-managed hotels, the hotel income was RMB45.9 million (US$7.2 million), or 84% of net revenue derived from those hotels. As an increasing number of leased-and-operated hotels reach maturity and the franchised-and-managed hotel network grows, the Company expects the profit base to expand steadily.

Cash flow. Net operating cash flow for the third quarter of 2011 was RMB124.0 million (US$19.4 million). Cash spent on the purchase of property and equipment, purchase of intangible and acquisitions, which are part of investing cash flow, was RMB226.6 million (US$35.5 million).

Cash and cash equivalents, Restricted cash, and Short-term investment. As of September 30, 2011, the Company had a total balance of cash and cash equivalents, restricted cash and short-term investment of RMB872.6 million (US$136.8 million).

Guidance for Fourth Quarter of 2011

“We are pleased to achieve 142 net new hotel openings in the first nine months of 2011, and remain confident in achieving our full year target of 200 new openings.” commented CEO Mr. Zhang.

The Company expects to achieve net revenues in the range of RMB635 to RMB655 million in the fourth quarter of 2011, representing a 40% to 45% year-over-year growth

The above forecast reflects the Company’s current and preliminary view, which is subject to change.

Corporate Presentation

The latest corporate presentation is available on China Lodging Group’s investor relations website, http://ir.htinns.com/annuals.cfm.

Conference Call

The Company’s management will host a conference call at 8 p.m. EST, Thursday, November 10, 2011 (or 9 a.m. on Friday, November 11, 2011 in the Shanghai/Hong Kong time zone) following the announcement. To participate in the event by telephone, please dial +1 (855) 500 8701 (for callers in the US), +86 400 120 0654 (for callers in China Mainland), +852 3051 2745 (for callers in Hong Kong) or +65 6723 9385 (for callers outside of the US, China Mainland, and Hong Kong) and entering pass code 1788 8393. Please dial in approximately 10 minutes before the scheduled time of the call.

A recording of the conference call will be available after the conclusion of the conference call through November 17, 2011. Please dial +1 (866) 214 5335 (for callers in the US) or +61 2 8235 5000 (for callers outside the US) and entering pass code 1788 8393.

The conference call will also be webcast live over the Internet and can be accessed by all interested parties at the Company’s website, http://ir.htinns.com.

Use of Non-GAAP Financial Measures

To supplement the Company’s unaudited consolidated financial results presented in accordance with U.S. GAAP, the Company uses the following non-GAAP measures defined as non-GAAP financial measures by the SEC: hotel operating costs excluding share-based compensation expenses, general and administrative expenses excluding share-based compensation expenses, selling expenses excluding share-based compensation expenses, adjusted income from operations excluding share-based compensation expenses, adjusted net income attributable to China Lodging Group, Limited excluding share-based compensation expenses, adjusted basic and diluted net earnings per share and per ADS excluding share-based compensation expenses, EBITDA, adjusted EBITDA from operating hotels excluding share-based compensation expenses and pre-opening expenses, and hotel income. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this release. The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding share-based expenses that may not be indicative of its operating performance. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP financial measures excluding share-based compensation expenses is that share-based compensation expenses have been and will continue to be a significant recurring expense in our business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

The Company believes that EBITDA is a useful financial metric to assess the operating and financial performance before the impact of investing and financing transactions and income taxes. Given the significant investments that the Company has made in leasehold improvements, depreciation and amortization expense comprises a significant portion of the cost structure. In addition, the Company believes that EBITDA is widely used by other companies in the lodging industry and may be used by investors as a measure of financial performance. The Company believes that EBITDA will provide investors with a useful tool for comparability between periods because it eliminates depreciation and amortization expense attributable to capital expenditures. The Company also uses adjusted EBITDA from operating hotels, which is defined as EBITDA before pre-opening expenses and share-based compensation expenses, to assess operating results of the hotels in operation.

The Company believes that the exclusion of pre-opening expenses, a portion of which is non-cash rental expenses, helps facilitate year-on-year comparison of the results of operations as the number of hotels in the development stage may vary significantly from year to year. Therefore, the Company believes adjusted EBITDA from operating hotels more closely reflects the performance capability of hotels currently in operation. The calculation of EBITDA and adjusted EBITDA from operating hotels does not deduct interest income. The presentation of EBITDA and adjusted EBITDA from operating hotels should not be construed as an indication that our future results will be unaffected by other charges and gains considered to be outside the ordinary course of the business.

The use of EBITDA and adjusted EBITDA from operating hotels has certain limitations. Depreciation and amortization expense for various long-term assets, income tax and interest expense have been and will be incurred and are not reflected in the presentation of EBITDA. Pre-opening expenses and share-based compensation expenses have been and will be incurred and are not reflected in the presentation of adjusted EBITDA from operating hotels. Each of these items should also be considered in the overall evaluation of the results. The Company compensates for these limitations by providing the relevant disclosure of the depreciation and amortization, interest expense, income tax expense, pre-opening expenses, share-based compensation expenses and other relevant items both in the reconciliations to the U.S. GAAP financial measures and in the consolidated financial statements, all of which should be considered when evaluating the performance.

The terms EBITDA and adjusted EBITDA from operating hotels are not defined under U.S. GAAP, and neither EBITDA nor adjusted EBITDA from operating hotels is a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing the operating and financial performance, you should not consider this data in isolation or as a substitute for our net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, the Company’s EBITDA or adjusted EBITDA from operating hotels may not be comparable to EBITDA or adjusted EBITDA from operating hotels or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA or adjusted EBITDA from operating hotels in the same manner as the Company does.

To monitor performance of hotels at different maturity level and of different form, the Company also tracks hotel income, which is the difference between net revenues and hotel operating costs.

Reconciliations of the Company’s non-GAAP financial measures, including EBITDA, adjusted EBITDA from operating hotels, and hotel income, to consolidated statement of operations information are included at the end of this press release.

About China Lodging Group, Limited

China Lodging Group, Limited (the “Company”) is a leading economy hotel chain operator in China. The Company provides business and leisure travelers with high-quality, and conveniently-located hotel products under three brands, namely, HanTing Seasons Hotel, HanTing Express Hotel, and HanTing Hi Inn. As of September 30, 2011, the Company had 580 hotels and 65,524 rooms in 92 cities across China.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties, including statements regarding the Company’s capital needs, business strategy and expectations. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as “may,” “should,” “will,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “forecast,” “project,” or “continue,” the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results. Any or all of the Company’s forward-looking statements may turn out to be wrong. They can be affected by inaccurate assumptions, risks and uncertainties and other factors which could cause actual events or results to be materially different from those expressed or implied in the forward-looking statements. In evaluating these statements, readers should consider various factors, including the risks described in “Risk Factors” in the Company’s registration statement on Form 20-F. These factors may cause the Company’s actual results to differ materially from any forward-looking statement. In addition, new factors emerge from time to time and it is not possible for the Company to predict all factors that may cause actual results to differ materially from those contained in any forward-looking statements. Any projections in this release are based on limited information currently available to the Company, which is subject to change. The Company disclaims any obligation to publicly update any forward-looking statements to reflect events or circumstances after the date of this document, except as required by applicable law.

—Financial Tables and Operational Data Follow—

China Lodging Group, Limited

Unaudited Condensed Consolidated Balance Sheets

	December 31, 2010	September 30, 2011
	RMB	RMB	US$
	(in thousands)
Assets
Current assets:
Cash and cash equivalents	1,060,067	837,101	131,248
Restricted cash	1,275	5,500	862
Short-term Investment	100,000	30,000	4,704
Accounts receivable, net	21,536	33,154	5,198
Amount due from related parties	3,267	—	—
Prepaid rent	152,267	193,646	30,361
Inventories	18,290	26,347	4,131
Income tax receivables	—	19,757	3,098
Other current assets	40,177	37,659	5,905
Deferred tax assets	17,940	17,940	2,813

Total current assets	1,414,819	1,201,104	188,320

Property and equipment, net	1,422,432	1,811,416	284,010
Intangible assets, net	57,348	56,906	8,922
Goodwill	41,373	41,373	6,487
Other assets	79,953	102,231	16,029
Deferred tax assets	28,155	28,155	4,414

Total assets	3,044,080	3,241,185	508,182

Liabilities and equity
Current liabilities:
Accounts payable	283,203	274,915	43,104
Amount due to related parties	855	1,320	207
Salary and welfare payable	57,638	42,549	6,671
Deferred revenue	68,599	117,905	18,486
Accrued expenses and other current liabilities	148,926	144,771	22,698
Income tax payable	15,121	—	—

Total current liabilities	574,342	581,460	91,166

Deferred rent	237,427	302,388	47,411
Deferred revenue	48,445	65,393	10,253
Other long-term liabilities	46,619	57,714	9,049
Deferred tax liabilities	11,937	11,937	1,872

Total liabilities	918,770	1,018,892	159,751

Equity
Ordinary shares	178	179	28
Additional paid-in capital	2,168,364	2,195,035	344,157
Retained earnings (Accumulated deficit)	(29,705)	54,827	8,596
Accumulated other comprehensive loss	(22,703)	(36,325)	(5,695)

Total China Lodging Group, Limited equity	2,116,134	2,213,716	347,086
Noncontrolling interest	9,176	8,577	1,345

Total equity	2,125,310	2,222,293	348,431

Total liabilities and equity	3,044,080	3,241,185	508,182

China Lodging Group, Limited

Unaudited Condensed Consolidated Statements of Operations

	Quarter Ended
	September 30, 2010	June 30, 2011	September 30, 2011
	RMB	RMB	RMB	US$
	(in thousands, except per share and per ADS data)
Revenues:
Leased-and-operated hotels	497,742	529,733	606,073	95,026
Franchised-and-managed hotels	37,250	51,061	58,406	9,157

Total revenues	534,992	580,794	664,479	104,183
Less: business tax and related surcharges	(28,936)	(33,054)	(37,793)	(5,926)

Net revenues	506,056	547,740	626,686	98,257

Operating costs and expenses:
Hotel operating costs	(311,115)	(395,673)	(452,579)	(70,959)
Selling and marketing expenses	(20,557)	(22,693)	(24,857)	(3,897)
General and administrative expenses	(35,169)	(42,361)	(39,359)	(6,171)
Pre-opening expenses	(35,528)	(46,548)	(54,015)	(8,469)

Total operating costs and expenses	(402,369)	(507,275)	(570,810)	(89,496)

Income from operations	103,687	40,465	55,876	8,761
Interest income	5,232	4,517	4,490	704
Interest expenses	(127)	(232)	(213)	(33)
Other income	399	410	427	67
Foreign exchange gain	4,011	4,369	5,770	905

Income before income tax	113,202	49,529	66,350	10,404
Income tax expense	(23,140)	(8,859)	(7,174)	(1,125)

Net income	90,062	40,670	59,176	9,279
Net income attributable to noncontrolling interests	(1,380)	(359)	(999)	(157)

Net income attributable to China Lodging Group, Limited	88,682	40,311	58,177	9,122

Net earnings per share
— Basic	0.37	0.17	0.24	0.04
— Diluted	0.36	0.16	0.24	0.04

Net earnings per ADS
— Basic	1.47	0.67	0.96	0.15
— Diluted	1.43	0.65	0.94	0.15

Weighted average ordinary shares outstanding
— Basic	241,019	241,814	242,264	242,264
— Diluted	247,536	246,470	246,272	246,272

China Lodging Group, Limited

Unaudited Condensed Consolidated Statements of Cash Flows

	Quarter Ended
	September 30, 2010	June 30, 2011	September 30, 2011
	RMB	RMB	RMB	US$
	(in thousands)
Operating activities:
Net income	90,062	40,670	59,176	9,279
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	3,327	4,186	5,046	791
Depreciation and amortization	43,081	54,885	59,583	9,342
Deferred taxes	—	16	—	—
Bad debt expenses	44	92	(92)	(14)
Deferred rent	25,186	27,154	25,548	4,006
Changes in operating assets and liabilities, net of effect of acquisitions:
Accounts receivable	1,918	605	(1,817)	(285)
Prepaid rent	(30,961)	(13,085)	(25,596)	(4,013)
Inventories	(2,672)	(906)	(4,637)	(727)
Amount due from related parties	546	3,267	—	—
Other current assets	(3,012)	435	(867)	(136)
Other assets	(5,494)	(7,255)	(12,713)	(1,993)
Accounts payable	3,286	(1,658)	4,255	667
Amount due to related parties	(217)	133	217	34
Salary and welfare payables	5,034	15,379	(12,156)	(1,907)
Deferred revenue	14,236	15,105	26,212	4,110
Accrued expenses and other current liabilities	4,499	24,721	1,082	170
Income tax payable/receivable	12,480	(5,584)	(4,052)	(635)
Other long-term liabilities	2,692	3,033	4,813	755

Net cash provided by operating activities	164,035	161,193	124,002	19,444

Investing activities:
Purchase of property and equipment	(111,229)	(180,730)	(222,267)	(34,849)
Purchases of intangibles	(3,686)	(938)	(563)	(88)
Acquisitions, net of cash received	—	(4,290)	(3,740)	(586)
Purchase of short term investment	—	—	(30,000)	(4,704)
Proceeds from sales of short-term investments	—	100,000	—	—
Decrease (increase) in restricted cash	995	(531)	(1,724)	(270)

Net cash used in investing activities	(113,920)	(86,489)	(258,294)	(40,497)

Financing activities:
Net proceeds from issuance of ordinary shares	(5)	—	—	—
Net proceeds from issuance of ordinary shares upon exercise of option	—	4,145	918	144
Repayment of long term debt	(45,000)	—	—	—
Funds advanced from noncontrolling shareholders	—	1,485	2,000	314
Repayment of funds advanced from noncontrolling interest holders	(4,135)	(535)	(252)	(40)
Acquisition of non controlling interests	(11,041)	—	—	—
Contribution from noncontrolling interest holders	5	—	234	37
Dividend paid to noncontrolling interest holders	813	(2,831)	(192)	(30)

Net cash provided by (used in) financing activities	(59,363)	2,264	2,708	425

Effect of exchange rate changes on cash and cash equivalents	(4,472)	(4,269)	(6,016)	(946)
Net increase (decrease) in cash and cash equivalents	(13,720)	72,699	(137,600)	(21,574)
Cash and cash equivalents, beginning of period	1,285,430	902,002	974,701	152,822

Cash and cash equivalents, end of period	1,271,710	974,701	837,101	131,248

China Lodging Group, Limited

Unaudited reconciliation of GAAP and Non-GAAP Results

	Quarter Ended September 30, 2011
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(in thousands)
Hotel operating costs	452,579	72.2%	549	0.1%	452,030	72.1%
Selling and marketing expenses	24,857	4.0%	216	0.0%	24,641	4.0%
General and administrative expenses	39,359	6.3%	4,282	0.7%	35,077	5.6%
Pre-opening expenses	54,015	8.6%	—	0.0%	54,015	8.6%

Total operating costs and expenses	570,810	91.1%	5,047	0.8%	565,763	90.3%

Income from operations	55,876	8.9%	5,047	0.8%	60,923	9.7%

	Quarter Ended September 30, 2011
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	US$		US$		US$
	(in thousands)
Hotel operating costs	70,959	72.2%	86	0.1%	70,873	72.1%
Selling and marketing expenses	3,897	4.0%	34	0.0%	3,863	4.0%
General and administrative expenses	6,171	6.3%	671	0.7%	5,500	5.6%
Pre-opening expenses	8,469	8.6%	—	0.0%	8,469	8.6%

Total operating costs and expenses	89,496	91.1%	791	0.8%	88,705	90.3%

Income from operations	8,761	8.9%	791	0.8%	9,552	9.7%

	Quarter Ended June 30, 2011
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(in thousands)
Hotel operating costs	395,673	72.2%	557	0.1%	395,116	72.1%
Selling and marketing expenses	22,693	4.1%	194	0.0%	22,499	4.1%
General and administrative expenses	42,361	7.7%	3,435	0.6%	38,926	7.1%
Pre-opening expenses	46,548	8.5%	—	0.0%	46,548	8.5%

Total operating costs and expenses	507,275	92.5%	4,186	0.7%	503,089	91.8%

Income from operations	40,465	7.5%	4,186	0.7%	44,651	8.2%

	Quarter Ended September 30, 2010
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(in thousands)
Hotel operating costs	311,115	61.5%	452	0.1%	310,663	61.4%
Selling and marketing expenses	20,557	4.1%	212	0.0%	20,345	4.1%
General and administrative expenses	35,169	6.9%	2,623	0.5%	32,546	6.4%
Pre-opening expenses	35,528	7.0%	—	0.0%	35,528	7.0%

Total operating costs and expenses	402,369	79.5%	3,287	0.6%	399,082	78.9%

Income from operations	103,687	20.5%	3,287	0.6%	106,974	21.1%

China Lodging Group, Limited

Unaudited reconciliation of GAAP and Non-GAAP Results

	Quarter Ended
	September 30, 2010	June 30, 2011	September 30, 2011
	RMB	RMB	RMB	US$
	(in thousands, except per share and per ADS data)
Net income attributable to China Lodging Group, Limited (GAAP)	88,682	40,311	58,177	9,122
Share-based compensation expenses	3,287	4,186	5,047	791

Adjusted net income attributable to China Lodging Group, Limited (non-GAAP)	91,969	44,497	63,224	9,913

Net earnings per share (GAAP)
— Basic	0.37	0.17	0.24	0.04
— Diluted	0.36	0.16	0.24	0.04

Net earnings per ADS (GAAP)
— Basic	1.47	0.67	0.96	0.15
— Diluted	1.43	0.65	0.94	0.15

Adjusted net earnings per share (non-GAAP)
— Basic	0.38	0.18	0.26	0.04
— Diluted	0.37	0.18	0.26	0.04

Adjusted net earnings per ADS (non-GAAP)
— Basic	1.53	0.74	1.04	0.16
— Diluted	1.49	0.72	1.03	0.16

Weighted average ordinary shares outstanding
— Basic	241,019	241,814	242,264	242,264
— Diluted	247,536	246,470	246,272	246,272

	Quarter Ended
	September 30, 2010	June 30, 2011	September 30, 2011
	RMB	RMB	RMB	US$
	(in thousands)
Net income attributable to China Lodging Group, Limited (GAAP)	88,682	40,311	58,177	9,122
Interest expenses	127	232	213	33
Income tax expense	23,140	8,859	7,174	1,125
Depreciation and amortization	43,081	54,885	59,583	9,342

EBITDA (non-GAAP)	155,030	104,287	125,147	19,622
Pre-opening expenses	35,528	46,548	54,015	8,469
Share-based Compensation	3,287	4,186	5,047	791

Adjusted EBITDA from operating hotels (non-GAAP)	193,845	155,021	184,209	28,882

	Quarter Ended
	September 30, 2010	June 30, 2011	September 30, 2011
	RMB	RMB	RMB	US$
	(in thousands)
Net revenues (GAAP)	506,056	547,740	626,686	98,257
Less: Hotel operating costs	(311,115)	(395,673)	(452,579)	(70,959)

Hotel income (non-GAAP)	194,941	152,067	174,107	27,298

China Lodging Group, Limited

Operational Data

	As of
	September 30, 2010	June 30, 2011	September 30, 2011
Total hotels in operation:	368	516	580
Leased-and-operated hotels	200	281	314
Franchised-and-managed hotels	168	235	266
Total Hotel rooms in operation	42,750	58,786	65,524
Leased-and-operated hotels	24,938	33,677	37,229
Franchised-and-managed hotels	17,812	25,109	28,295
Number of cities	55	80	92

	For the quarter ended
	September 30, 2010	June 30, 2011	September 30, 2011
Occupancy rate (as a percentage)
Leased-and-operated hotels	97%	92%	95%
Franchised-and-managed hotels	93%	95%	99%
Total hotels in operation	95%	93%	97%
Average daily room rate (in RMB)
Leased-and-operated hotels	223	187	187
Franchised-and-managed hotels	210	176	178
Total hotels in operation	218	182	183
RevPAR (in RMB)
Leased-and-operated hotels	215	172	178
Franchised-and-managed hotels	195	168	175
Total hotels in operation	207	170	177

Like-for-like performance for hotels opened for at least 18 months during the current quarter

	As of and for the quarter ended
	September 30,
	2010	2011
Total hotels in operation:	280	280
Leased-and-operated hotels	178	178
Franchised-and-managed hotels	102	102
Total Hotel rooms in operation	33,300	33,300
Leased-and-operated hotels	22,148	22,148
Franchised-and-managed hotels	11,152	11,152
Occupancy rate (as a percentage)	98%	101%
Average daily rate (in RMB)	219	191
RevPAR (in RMB)	214	193